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                             March 25, 2021

       Robert Vitale
       Chief Investment Officer
       Post Holdings Partnering Corporation
       2503 S. Hanley Road
       St. Louis, Missouri 63144

                                                        Re: Post Holdings
Partnering Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 18,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-252910

       Dear Mr. Vitale:

              We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 15,
2021

       Summary, page 1

   1.                                                   We note your
disclosures in response to comment 2 that Post will not receive compensation or fees
from sourcing or providing financing for your partnering
                                                        transaction, and that
it may derive economic benefits from owning the company's
                                                        securities. As
requested in comment 2, please clarify whether Post may provide financing for a partnering
transaction on terms that could reduce the value of the company to public
 Robert Vitale
Post Holdings Partnering Corporation
March 25, 2021
Page 2
         investors. We note disclosure on page 85 that your sponsor, Post or its subsidiaries may loan funds to you to complete a partnering transaction, but that the terms of such loans have not been determined.
       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameRobert Vitale                               Sincerely,
Comapany NamePost Holdings Partnering Corporation
                                                              Division of
Corporation Finance
March 25, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName